SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 28, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

List of authorities

BOARD OF DIRECTORS

Chairman	Jorge Horacio Brito	12-31-2022
Vice chairman	Delfín Jorge Ezequiel Carballo	12-31-2020
Directors	Jorge Pablo Brito	12-31-2021
	Carlos Alberto Giovanelli	12-31-2021
	Nelson Damián Pozzoli	12-31-2021
	Fabián Alejandro de Paul (*)	12-31-2021
	Guillermo Merediz (*)	12-31-2021
	Constanza Brito	12-31-2020
	Mario Luis Vicens (*)	12-31-2020
	Guillermo Eduardo Stanley	12-31-2020
	Mariano Ignacio Elizondo(*)	12-31-2020
	Delfín Federico Ezequiel Carballo	12-31-2022
	Ramiro Tosi (*)	12-31-2022
Alternate Directors	Santiago Horacio Seeber	12-31-2021
	Alan Whamond (*)	12-31-2021
	Juan Santiago Fraschina (*)	12-31-2021

SUPERVISORY COMMITTEE

Syndics	Alejandro Almarza	12-31-2020
	Carlos Javier Piazza	12-31-2020
	Enrique Alfredo Fila	12-31-2020

Alternate Syndics	Alejandro Carlos Piazza	12-31-2020
	Leonardo Pablo Cortigiani	12-31-2020
	Gustavo Macagno	12-31-2020

(*) Independent Director, pursuant to Section III, Chapter III, Tittle II of CNV Rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 28, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer